RAPID THERAPEUTIC SCIENCE LABORATORIES, INC.

558 County Road 472

De Leon, Texas 76444

May 16, 2023

VIA Edgar

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Rapid Therapeutic Science Laboratories, Inc.

Form S-1 Registration Statement

File No. 333-255022

Ladies and Gentlemen:

Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on April 5, 2021 (File No. 333-255022), and all amendments filed thereto, if any, and all exhibits filed therewith (the “Registration Statement”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is requesting the withdrawal of the Registration Statement because the Company no longer intends to proceed with the offering contemplated therein at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Any questions or comments regarding this letter should be directed to the Company’s Chief Executive Officer, Donal R. Schmidt, Jr., at (800) 497-6059.

Thank you for your assistance in this matter.

Sincerely,

/s/ Donal R. Schmidt, Jr.

Donal R. Schmidt, Jr.

Chief Executive Officer